UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _______________

FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

City of Buenos Aires, July 21, 2020

Messrs.
Comisión Nacional de Valores (CNV)

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA)

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event

Dear Sirs,

We are writing in order to comply with section 2, Chapter I, Title XII of the CNV Rules (2013 revised version) and regarding the putative securities class action filed against Loma Negra C.I.A.S.A. (the “Company”), its directors and some members of its senior management at the time of our Initial Public Offering (IPO) and its former controlling shareholder before the United States District Court of the Southern District of New York.

In this regard, we inform that the plaintiffs have voluntarily dismissed the appeal filed against the opinion issued by the United States District Court for the Southern District of New York granting in its entirety the motion to dismiss filed by Loma Negra C.I.A.S.A. and its former controlling shareholder.

Therefore, the favorable opinion for the Company and the other defendants is final and the lawsuit is over.

In addition, we inform that the motion to dismiss filed by the Company against the state class action complaint before the Supreme Court of the State of New York, County of New York -that contains alleged violations and arguments which are quite similar to those contained in the federal class action complaint- is still pending.

Sincerely,

____________________
Marcos Isabelino Gradin
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: July 21, 2020	By:	/s/	Marcos I. Gradin
	Name:		Marcos I. Gradin
	Title:		Chief Financial Officer